UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 August 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Interim Results 2011

2011 INTERIM RESULTS

Six months ended 30 June	2011	2010	% change
	€ m	€ m
Sales revenue	8,166	7,658	Up 7%
EBITDA*	574	520	Up 10%
EBIT	184	118	Up 56%
Profit before tax	95	25	Up 280%
	€ cent	€ cent
Earnings per share	10.7	2.6	Up 312%
Cash earnings per share	67.1	59.9	Up 12%
Dividend per share	18.5	18.5	No change
	€ m	€ m
Net debt at 30 June	3,942	4,762	Down 17%
* EBITDA (earnings before interest, tax, depreciation, amortisation and impairment charges) excludes profit on disposals and CRH's share of associates' profit after tax.

•	Profit increase driven by CRH’s Products and Distribution operations in Europe and the Americas

•	First-half EBITDA of €574 million, ahead of 2010 as indicated in the May trading update guidance

•	EBIT +56% ahead of 2010; EBITDA and EBIT margins ahead of last year

•	Profit before tax of €95 million, €70 million ahead of H1 2010

•	Earnings per share well ahead of last year at 10.7c (H1 2010: 2.6c)

•	Dividend per share unchanged at 18.5c

•	Year-to-date acquisition and investment spend of €380 million, including 7 transactions completed since end-June; cash spend in the first six months amounted to €163 million

•	First-half proceeds from disposals amounted to €392 million

•	Net debt of €3.9 billion at end-June was €0.8 billion lower than at end-June 2010

•	EBITDA/net interest for the 12 months to June improved to 7.0x, compared with 6.5x at both June and December 2010, with net debt/EBITDA of 2.4x (June 2010: 2.8x)

•	Balance sheet remains one of the strongest in the sector

Myles Lee, Chief Executive, said today:

"The positive outcome for the first half of 2011 clearly demonstrates the advantages of CRH’s product and sectoral end-use balance and the benefits of the extensive reorganisation and restructuring measures implemented in response to the exceptionally difficult markets of recent years.

Looking to the second half, downward revisions to economic growth estimates over recent months, combined with the extreme turbulence evident in world financial markets over the past few weeks, have added to market risks and uncertainties. Against this background we continue to focus on operational and commercial excellence, on delivering the price increases necessary to recover higher input costs in our businesses and on delivering a year of progress for CRH in 2011."

Announced Tuesday, 16 August 2011

DISCLAIMER

This Interim Report contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host a webcast and conference call at 8.30 a.m. BST on 16 August 2011 to discuss this announcement. The webcast, and a presentation to accompany this announcement, are available at www.crh.com. To register for the conference call please go to the Results Centre section of our website www.crh.com and follow the links. A recording of the conference call will be available from 11.00 a.m. BST on 16 August 2011 by dialing +44 (0)207 769 6425. The security code for the call and the replay is 7826749#.

Contact +353 1 404 1000

Myles Lee, Chief Executive
Maeve Carton, Finance Director
Éimear O’Flynn, Head of Investor Relations
Rossa McCann, Head of Group Finance and Treasury

2011 INTERIM RESULTS

OVERVIEW

Sales revenue of €8.2 billion for the first six months of 2011 was ahead of 2010 by €0.5 billion (+7%); on a like-for-like basis, excluding the impact of acquisitions, divestments and translation, sales increased by +5%.

EBITDA of €574 million for the period was ahead of 2010 (€520 million) as indicated in our updating statement of 4 May 2011. This improvement in EBITDA was led by our Products and Distribution operations in both Europe and the Americas. EBITDA is stated after charges of €16 million (H1 2010: €31 million) associated with our continuing cost reduction programme.

Depreciation and amortisation charges amounted to €390 million (H1 2010: €402 million), including impairment charges of €7 million arising in our Europe Products business (H1 2010: nil).

Operating profit increased +56% to €184 million. Profit before tax increased by €70 million to €95 million and earnings per share increased to 10.7c (H1 2010: 2.6c).

Net debt of €3.9 billion at end-June was €0.8 billion lower than at end-June 2010. With EBITDA/net interest cover at 7.0 times for the 12 months to June 2011 (2010: 6.5 times), and net debt/EBITDA at 2.4 times (June 2010: 2.8 times), CRH continues to have one of the strongest balance sheets in the sector.

Note 3 on page 18 analyses the key components of first-half 2011 performance.

DIVIDEND

The Board has decided to maintain the 2011 interim dividend at last year's level. It is proposed to pay the interim dividend on 21 October 2011 to shareholders registered at the close of business on 26 August 2011. A scrip dividend alternative will be offered to shareholders.

The Board will decide on, and announce, the 2011 final dividend in March 2012 after taking into account the full year 2011 profit and development outturn and the economic and trading outlook at that time. The 2010 final dividend amounted to 44 cent.

DEVELOPMENT AND PORTFOLIO REVIEW

The first six months of 2011 saw development activity continue across all six operating segments, strengthening our existing market positions and adding valuable and well-located aggregates reserves. First half expenditure of €163 million included 21 acquisitions and investment initiatives as part of the Group’s continuing programme of development activity.

Since June, the Group has completed 7 transactions spending a further €217 million, bringing the cumulative total spend to date to €380 million. This includes the completion in early August of the previously announced acquisition by Europe Materials of the VVM Group which operates two cement grinding mills with a combined capacity of 1.5 million tonnes in Belgium plus two readymixed concrete plants in Belgium and France. Also in August, our Americas Materials business strengthened its asphalt and aggregates-recycling operations with an acquisition in New Jersey.

The first half of 2011 saw completion of the previously announced Insulation and Climate Control divestments together with the disposal of our 35% associate investment in the Trialis distribution business in France. Total proceeds from completed disposals amounted to approximately €392 million. Combined sales recorded in 2010 for the Insulation and Climate Control businesses were approximately €440 million; combined sales recognised pre-divestment in 2011 amounted to approximately €100 million.

COST REDUCTION PROGRAMME

With our preliminary results announcement in March this year we indicated that our ongoing cost reduction programme, which commenced in 2007 and which we estimate will deliver cumulative annualised savings of approximately €2 billion over the five year period to end-2011, was expected to result in total incremental gross savings of €136 million in 2011. We remain on track to deliver these savings and we continue to review opportunities for further savings in the light of current market conditions.

The total cost of implementing these initiatives is estimated at over €400 million, of which €383 million has been spent to date (€16 million in the first half of 2011, €100 million in 2010, €205 million in 2009 and €62 million in 2008).

FINANCE

Operating cash outflow, after dividends and before scrip dividend-related share issues, amounted to €978 million, and reflects both the seasonal working capital build-up on higher sales activity in the first half of the year and higher capital expenditure of €294 million (2010: €219 million). The increase in spend in the first half of 2011 principally reflects the development by Americas Materials of a new quarry in Georgia and investment to support improving demand in our Products and Distribution businesses in Europe.

Net debt of €3.9 billion at end-June was €0.8 billion lower than at end-June 2010. The Group remains in a very strong financial position with €1.1 billion of cash and cash equivalents and liquid investments at end-June; 98% of the Group’s gross debt was term/bond debt or drawn under committed term facilities, 85% of which mature after more than one year. Undrawn committed facilities at end-June amounted to €1.0 billion.

Since the end of June, the Group completed a new €1.5 billion syndicated 5-year facility with 13 major international banks, and cancelled €0.6 billion of shorter dated bank facilities. These changes would have increased the undrawn committed bank facilities to €1.9 billion at end-June 2011, leaving CRH very well positioned in terms of debt facilities and maturity profile.

Net finance costs of €120 million for the first half of the year were similar to last year (H1 2010: €129 million). As in prior years, the interim tax rate of 18% (2010: 20%) is an estimate based on the current expected full year tax rate.

OUTLOOK

CRH’s proven business model continues to be grounded on a disciplined approach to long term value creation; the Group’s balance sheet is one of the strongest in the building materials sector supporting a unique dividend delivery record and providing substantial capacity to take advantage of appropriate acquisition opportunities as they arise, in both developed and developing markets.

The positive outcome for the first half of 2011 clearly demonstrates the advantages of CRH’s product and sectoral end-use balance and the benefits of the extensive reorganisation and restructuring measures implemented in response to the exceptionally difficult markets of recent years.

Looking to the second half, downward revisions to economic growth estimates over recent months, combined with the extreme turbulence evident in world financial markets over the past few weeks, have added to market risks and uncertainties. Against this background we continue to focus on operational and commercial excellence, on delivering the price increases necessary to recover higher input costs in our businesses and on delivering a year of progress for CRH in 2011.

SEGMENT REVIEW

EUROPE MATERIALS
	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+9%	1,337	1,223	+114	+70	+50	-22	-	+16
EBITDA*	-2%	149	152	-3	-17	+6	-1	+4	+5
Op.profit*	-7%	63	68	-5	-15	+3	-	+4	+3
EBITDA margin		11.1%	12.4%
Op.profit margin		4.7%	5.6%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €4 million (H1 2010: €8 million)

Europe Materials’ operations fall into three main categories: economies in the west and southwest of Europe (accounting for c.20% of 2010 EBITDA) experiencing severe fiscal imbalances and growing public debt levels; generally stable economies in mainland Europe (c.40% of 2010 EBITDA); and developing regions in Central and Eastern Europe and Asia (c.40% of 2010 EBITDA).

Trading conditions in those European countries experiencing austerity measures remained very challenging.  However, we continued to see positive trends in construction activity in our more stable developed markets in Switzerland and Finland, and a good pick-up in demand in Central/Eastern Europe and in our developing regions in the eastern Mediterranean and Asia. Overall like-for-like sales for the six months to end June 2011 were +6% ahead of last year. While progress was made in implementing selling price increases, the difficult market conditions in austerity countries, together with significantly higher energy input costs, resulted in lower profits for the period. Operating profit includes benefits of €22 million (H1 2010: €17 million) from trading of CO2 allowances.

Ireland, Portugal, Spain

Construction activity continued to fall in Ireland; first-half cement volumes were -19% behind an already weak 2010, and pricing remained very competitive.  In Portugal, our 49% joint venture Secil was negatively impacted by further declines in domestic market demand, with cement volumes down -11%. Secil’s overseas operations, particularly Tunisia, experienced disruption due to political and social upheavals across north Africa. The continued weakness in construction activity in Spain impacted our readymixed concrete business which saw volume and price declines compared with first-half 2010.

Switzerland, Finland, Benelux

With construction activity remaining strong in Switzerland, our cement volumes were +3% ahead of first-half 2010; this, combined with the incremental impact of 2010 acquisitions, resulted in higher first-half sales and profits. With the benefit of good market demand, our cement volumes in Finland were up +16% compared with last year, and overall sales and profits were ahead of 2010. In the Netherlands, first-half sales and profits for our cement and readymixed concrete trading business were also ahead of last year.

Central and Eastern Europe, Eastern Mediterranean, Asia

In Poland, construction activity in the first quarter was strongly ahead of a weather-impacted 2010; the rate of year-on-year growth moderated in the second quarter, and overall for the first half our cement volumes were up +17%. While higher input costs impacted margins, both sales and profits for the half-year were ahead of last year. Activity in Ukraine was also ahead of last year, with first-half cement volumes up +9%; however, higher running costs on the existing wet-process plant, in advance of the commissioning later this year of the new dry-process facility, contributed to lower results for the period. Good domestic cement demand in the Aegean helped our joint venture business in Turkey to report higher sales and profits.

The demand environment in Andhra Pradesh in southern India served by our cement joint venture was relatively stable during the period; while our cement sales volumes were down by -3%, prices were well ahead and both sales and profits were higher. In China, our wholly-owned and 26% associate operations enjoyed strong demand in their markets in the northeastern provinces of Heilongjiang, Jilin and Liaoning, and results were ahead of last year.

EUROPE PRODUCTS

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+1%	1,408	1,398	+10	+112	+7	-115	-	+6
EBITDA*	+17%	125	107	+18	+20	+1	-7	+3	+1
Op.profit*	+50%	60	40	+20	+20	-	-3	+3	-
EBITDA margin		8.9%	7.7%
Op.profit margin		4.3%	2.9%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €3 million (H1 2010: €6 million)
					Impairment costs amounted to €7 million (H1 2010: nil)

Our Europe Products business, which had been the most severely impacted of CRH’s operating segments by the adverse early weather conditions in 2010, benefited from significantly better weather in the first half of 2011. Like-for-like sales grew by +8%, driven in particular by a strong performance in Concrete Products. With good benefits from the major restructuring measures taken in recent years, overall profits improved strongly despite the divestment of the Insulation and Climate Control businesses.

Concrete Products

Activity in the first half of 2011 was significantly ahead of last year resulting in good advances in both sales and profits. While we saw weakness in public spending across most of our key markets, we benefited from a pick-up in private activity, particularly in Germany.

Our Structural business (floor and wall elements, beams and vaults), with operations primarily in Denmark, Switzerland and the Benelux, reported a strong improvement in profits for the period reflecting strong volume growth compared with a very weak first half last year.

Our Architectural operations (tiles, pavers and blocks, mainly for landscaping applications, and also more specialised concrete products used in rail and other civil networks) continued to experience relatively stable markets, with declines in public spending in the Netherlands, France, and Belgium offset by stronger demand on the private side, with paving in Germany enjoying particularly good volumes.

Clay Products

The UK brick market began to level out in the second half of 2010 reflecting the impact of government fiscal measures and weaker consumer sentiment, and we saw a continuation of this trend in the first half of 2011.  Overall our UK brick volumes were slightly ahead of the first six months of 2010 and average selling prices increased marginally; however, these positive impacts were more than offset by the impact of higher energy input costs. Nevertheless, with the benefit of efficiencies and once-off gains resulting from our restructuring programme, profits were ahead of 2010.

In the Netherlands, the market for facing bricks and pavers remained poor, while in Poland intense competition continued to impact both volumes and prices.

Building Products

With relatively stable market demand across the main geographies, and a significant exposure to the repair, maintenance and improvement sector, the continuing businesses in this group reported higher sales and profits for the half year.

The Construction Accessories business, which is the Western European market leader, benefited from good demand in Germany, France and Belgium which was only partly offset by weaker results in Ireland and Spain.

In the Outdoor Security Products group, our Fencing & Security operations were negatively affected by weak demand in the Netherlands and UK, and by very competitive markets in Germany; while these impacts were partly offset by efficiencies and cost control measures, profits were lower than H1 2010. Our Roller Shutters business performed well reporting good year-on-year increases in sales and profits.

EUROPE DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+26%	2,081	1,646	+435	+119	+250	-	-	+66
EBITDA*	+55%	129	83	+46	+21	+15	-	+8	+2
Op.profit*	+79%	93	52	+41	+20	+11	-	+8	+2
EBITDA margin		6.2%	5.0%
Op.profit margin		4.5%	3.2%

*EBITDA and operating profit exclude profit on disposals                      Restructuring costs amounted to €3 million (H1 2010: €11 million)

The acquisition of Sax Sanitair in August 2010 and of an additional 50% of Bauking in Germany in December 2010 enhanced the geographic balance of Europe Distribution’s business. For the first half of 2011, approximately 35% of Europe Distribution’s sales arose in the Benelux, with Switzerland accounting for almost 30%, Germany for approximately 20% and other countries, mainly France and Austria, accounting for the remaining 15%.

Demand in the first half of 2011 was underpinned by repair, maintenance and improvement activity and like-for-like sales for the six months to end-June were +7% ahead of the corresponding period in 2010.

A continuing focus on price management and procurement optimisation resulted in higher margins, and this, together with the good contributions from acquisitions, meant that sales and profits advanced strongly during the period.

Professional Builders Merchants

All of our builders merchants divisions reported increases in sales and profits in the first half of 2011.

Our operations in Switzerland and Germany saw continued good demand and margin improvement reflecting the effects of our ongoing cost control and procurement optimisation measures.

In the Benelux, following a strong start to the year helped by favourable weather conditions, we experienced some levelling off of activity in the second quarter; nevertheless, first-half profits registered a significant advance.

In both France and Austria our businesses saw good benefits from restructuring actions.

Sanitary, Heating and Plumbing

This business was strengthened in August 2010 with the acquisition of Sax Sanitair in Belgium, and now comprises operations in Germany, Switzerland and Belgium.

Performance in the first half of 2011 was above our expectations and with the incremental benefit from Sax Sanitair, trading results and margins were ahead of first half 2010.

DIY

Our DIY business, which operates primarily in the Benelux and Germany, continued to be affected by weak consumer confidence in the Netherlands, with overall like-for-like sales for the period broadly in line with last year. However, as with the other parts of our Distribution group, these operations benefited from our pricing and procurement programmes resulting in higher first-half profits.

AMERICAS MATERIALS

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-	1,546	1,545	+1	+29	+57	-	-	-85
EBITDA*	-21%	59	75	-16	-15	+6	-	-3	-4
Op.loss*	-16%	-73	-63	-10	-12	+1	-	-3	+4
EBITDA margin		3.8%	4.9%
Op.loss margin		-4.7%	-4.1%

*EBITDA and operating loss exclude profit on disposals	Restructuring costs amounted to €4 million (H1 2010: €1 million)

Reported euro results for Americas Materials were impacted by translation effects arising from a weaker US dollar/euro exchange rate. In US dollars, sales increased by +6% to US$2.2 billion (H1 2010: $2.1 billion) with a seasonal first-half operating loss of US$102 million (H1 2010: US$84 million). Higher input costs led to a fall in first-half margins compared with the equivalent period in 2010.

Energy and Other Costs

The price for diesel and gasoline, which are important inputs to our aggregates, readymixed concrete and asphalt paving operations, were approximately +30% higher than in the first half of 2010. Our liquid asphalt prices were on average +10% higher with our substantial winter-fill capacity once again mitigating the increases experienced in the more general market. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, increased by +17%.

Aggregates

Like-for-like aggregates volumes increased by +5% in the first half of the year, helped by an increase in sales of lower value materials on several large projects. Including acquisitions, total aggregates volumes were +11% ahead of last year. Average prices declined by -2%, reflecting the impact of the lower value product mix. Overall profitability in our aggregates segment improved on first half 2010 helped by operational efficiency measures which delivered good reductions in unit production costs.

Asphalt

Like-for-like asphalt volumes in the first half of the year increased by +3%. Including acquisitions, volumes rose by +4% compared with 2010. Our average first-half price increase of +3% failed to recover fully the higher energy-related input costs, and as a result the first-half outturn was somewhat lower than in 2010.

Readymixed Concrete

Readymixed concrete volumes increased by +6% on a like-for-like basis in the first half of this year, with the overall volume increase, including acquisitions, amounting to +13%. Average prices however fell by -2% compared with first-half 2010, and this, combined with the impact of higher transportation costs, resulted in a lower outcome than last year.

Construction Services

While construction revenues were ahead of first-half 2010, in very competitive markets average margins were lower, and profitability from construction was well below last year.

Regional Performance

The East region comprising operations in 22 states, is organised into four divisions; the most important states in this region are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. Overall results for the East were behind 2010, with the Northeast division, which was severely impacted by very wet weather in May, contributing most of the shortfall. Trading conditions in the Southeast remained very challenging. However, with strong construction activity in Kentucky and West Virginia, the Mid-Atlantic division delivered higher profits.

The West region has operations in 22 states (with Utah, Texas, Washington, Missouri, Tennessee, Idaho and Kansas being the most important) and is organised into three divisions, profitability was lower than 2010 as the flooding of the Mississippi and its tributaries disrupted construction activity in Missouri, Kansas, Oklahoma and Arkansas and negatively impacted results in spite of a positive contribution from acquisitions.

AMERICAS PRODUCTS

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-7%	1,208	1,300	-92	-13	+22	-37	-	-64
EBITDA*	+9%	97	89	+8	-1	+5	+4	+3	-3
Op.profit*	+89%	36	19	+17	+3	+4	+7	+3	-
EBITDA margin		8.0%	6.8%
Op.profit margin		3.0%	1.5%
*EBITDA and operating profit exclude profit on disposals							Restructuring costs amounted to €2 million (H1 2010: €5 million)

Markets for our Americas Products businesses in the first half were challenging, with new non-residential construction activity still weakening, and little sign of a sustained pick-up in residential activity. However, the businesses in our portfolio which serve the repair, maintenance and improvement sector saw more resilient demand, and like-for-like sales were in line with last year. With the benefits from our major restructuring and cost savings programme over recent years, US$ operating profit increased by US$25 million compared with last year.

The impact of divestments shown in the table above reflects the effect in the first half of this year of the disposal in late 2010 of the loss-making Ivy Steel business, acquired as part of the 2006 MMI acquisition

Building Products

With effect from January 2011, as part of an organisational alignment to accelerate the capture of market growth opportunities while streamlining common business processes and functions, the Architectural Products and Precast groups together with the retained MMI construction accessories and fencing businesses were combined to form the new Building Products group. Overall profits for Building Products were ahead of the first six months of 2010, mainly due to the impact of the major restructuring programmes which have been ongoing in recent years.

The demand backdrop for our Precast business in the United States remained very challenging, exacerbated by the continuing declines in non-residential spending and weakness in public spending. This impact was partly offset by a relatively strong performance from our utilities enclosures business, but in very competitive markets and with higher raw materials costs, Precast profits fell compared with last year.

Our Architectural Products business continued to be affected by the weakness in residential activity across the United States; however, with contributions from acquisitions and the benefits from rationalisation, profits were higher in the first half compared with 2010. Positive performances in the West and South regions were largely offset by declines in the tougher markets in the Northeast and Canada. Our more DIY-focussed lawn & garden and packaged dry-mix businesses reported better results than the first half of 2010, with the benefit of acquisitions completed in the second half of last year.

BuildingEnvelope™

The Building Envelope business (Architectural Glass, Storefronts and Engineered Glazing Systems) continued to experience the effects of falling US non-residential construction in the first half of 2011; however, this was partly offset by a strong performance from our Canadian operations. Most markets remained very competitive, and our ongoing programme of restructuring continued. With the benefit of the cost saving measures taken over recent years, overall profits and margins for this business were higher than in 2010, and project backlog improved on the corresponding period of 2010.

South America

While volumes in Argentina remained strong in the first half of 2011 in a very competitive market, price increases for floor, wall and roof tiles were not sufficient to offset significant increases in major input costs, primarily labour. This, together with the impact of disruptions to natural gas supply, resulted in lower margins and profits.

In Chile, where the economic backdrop was more stable, both sales and profits improved compared with 2010.

AMERICAS DISTRIBUTION

	%		Total		Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+7%	586	546	+40	+67	+3	-	-	-30
EBITDA*	+7%	15	14	+1	+2	-	-	-	-1
Op.profit*	+150%	5	2	+3	+3	-	-	-	-
EBITDA margin		2.6%	2.6%
Op.profit margin		0.9%	0.4%

*EBITDA and operating profit exclude profit on disposals                      No restructuring costs were incurred in H1 2011 (H1 2010: nil)

Americas Distribution, trading as Allied, reported a 13% increase in like-for-like sales in the first half of 2011, with growth in both segments of its business. In very competitive markets, Allied successfully maintained EBITDA margin while delivering an increase in operating profit margin.

Exterior Products

Allied is one of the top three roofing and siding distributors in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume relates to repair, maintenance and improvement work).

With little sign of any sustained improvement in residential activity to date in 2011, it has proved difficult to pass on supplier price increases; however, continuing good demand in certain of our markets, primarily the Western, Mountain and Mid-Western states, underpinned an improvement in sales for the period. However, with a less favourable sales mix, profits were similar to last year.

Interior Products

Our interior products business, the third largest in the United States, sells wallboard, steel studs and acoustical ceiling systems to specialist contractors.

The business is largely dependent on the new commercial construction market. Nevertheless, with the benefit of good recovery in our California, Texas and Carolinas markets, sales and profits were ahead of last year.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 June		Year ended 31 December
	2011	2010	2010
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Revenue	8,166	7,658	17,173
Cost of sales	(6,039)	(5,704)	(12,363)
Gross profit	2,127	1,954	4,810
Operating costs	(1,943)	(1,836)	(4,112)
Group operating profit	184	118	698
Profit on disposals	19	13	55
Profit before finance costs	203	131	753
Finance costs	(182)	(187)	(380)
Finance revenue	62	58	133
Group share of associates’ profit after tax	12	23	28
Profit before tax	95	25	534
Income tax expense (estimated at interim)	(17)	(5)	(95)
Group profit for the financial period	78	20	439

Profit attributable to:
Equity holders of the Company	76	18	432
Non-controlling interests	2	2	7
Group profit for the financial period	78	20	439

Earnings per Ordinary Share
Basic	10.7c	2.6c	61.3c
Diluted	10.7c	2.6c	61.2c

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 30 June		Year ended 31 December
	2011 Unaudited € m	2010 Unaudited € m	2010 Audited € m

Group profit for the financial period	78	20	439

Other comprehensive income
Currency translation effects	(404)	887	519
Actuarial gains/(losses) on Group defined benefit pension obligations	12	(233)	(33)
(Losses)/gains relating to cash flow hedges	(3)	2	10
Tax on items recognised directly within other comprehensive income	(3)	48	4
Net (expense)/income recognised directly within other comprehensive income	(398)	704	500
Total comprehensive income for the financial period	(320)	724	939

Attributable to:
Equity holders of the Company	(319)	716	927
Non-controlling interests	(1)	8	12
Total comprehensive income for the financial period	(320)	724	939

CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30 June 2011	As at 30 June 2010	As at 31 December 2010
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	8,409	9,331	8,892
Intangible assets	4,092	4,487	4,305
Investments accounted for using the equity method	857	1,028	1,037
Other financial assets	160	151	149
Derivative financial instruments	132	285	194
Deferred income tax assets	358	414	385
Total non-current assets	14,008	15,696	14,962
Current assets
Inventories	2,306	2,430	2,187
Trade and other receivables	3,221	3,307	2,419
Current income tax recoverable	104	77	112
Derivative financial instruments	31	5	14
Liquid investments	33	99	37
Cash and cash equivalents	1,054	998	1,730
Total current assets	6,749	6,916	6,499
Total assets	20,757	22,612	21,461
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	247	244	244
Preference share capital	1	1	1
Share premium account	4,019	3,906	3,915
Treasury Shares and own shares	(186)	(219)	(199)
Other reserves	156	138	147
Foreign currency translation reserve	(627)	141	(226)
Retained income	6,206	6,012	6,446
	9,816	10,223	10,328
Non-controlling interests	75	76	83
Total equity	9,891	10,299	10,411
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,269	5,631	4,695
Derivative financial instruments	57	17	33
Deferred income tax liabilities	1,602	1,712	1,693
Trade and other payables	144	156	163
Retirement benefit obligations	378	717	474
Provisions for liabilities	242	273	253
Total non-current liabilities	6,692	8,506	7,311
Current liabilities
Trade and other payables	3,037	3,029	2,686
Current income tax liabilities	156	150	199
Interest-bearing loans and borrowings	851	461	666
Derivative financial instruments	15	40	54
Provisions for liabilities	115	127	134
Total current liabilities	4,174	3,807	3,739
Total liabilities	10,866	12,313	11,050
Total equity and liabilities	20,757	22,612	21,461

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

For the financial period ended 30 June 2011 (unaudited)

At 1 January 2011	245	3,915	(199)	147	(226)	6,446	83	10,411
Group profit for period	-	-	-	-	-	76	2	78
Other comprehensive income	-	-	-	-	(401)	6	(3)	(398)
Total comprehensive income	-	-	-	-	(401)	82	(1)	(320)
Issue of share capital	3	104	-	-	-	-	-	107
Share-based payment
- share option schemes	-	-	-	4	-	-	-	4
- Performance Share Plan	-	-	-	5	-	-	-	5
Treasury/own shares re-issued	-	-	13	-	-	(13)	-	-
Share option exercises	-	-	-	-	-	4	-	4
Dividends	-	-	-	-	-	(312)	(5)	(317)
Acquisition of non-controlling interests	-	-	-	-	-	(1)	(2)	(3)
At 30 June 2011	248	4,019	(186)	156	(627)	6,206	75	9,891
For the financial period ended 30 June 2010 (unaudited)

At 1 January 2010	242	3,778	(279)	128	(740)	6,508	73	9,710
Group profit for period	-	-	-	-	-	18	2	20
Other comprehensive income	-	-	-	-	881	(183)	6	704
Total comprehensive income	-	-	-	-	881	(165)	8	724
Issue of share capital	3	128	-	-	-	-	-	131
Share-based payment
- share option schemes	-	-	-	5	-	-	-	5
- Performance Share Plan	-	-	-	5	-	-	-	5
Tax relating to share-based payment	-	-	-	-	-	(3)	-	(3)
Treasury/own shares re-issued	-	-	60	-	-	(60)	-	-
Share option exercises	-	-	-	-	-	39	-	39
Dividends	-	-	-	-	-	(307)	(5)	(312)
At 30 June 2010	245	3,906	(219)	138	141	6,012	76	10,299

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

For the financial year ended 31 December 2010 (audited)

At 1 January 2010	242	3,778	(279)	128	(740)	6,508	73	9,710
Group profit for year	-	-	-	-	-	432	7	439
Other comprehensive income	-	-	-	-	514	(19)	5	500
Total comprehensive income	-	-	-	-	514	413	12	939
Issue of share capital	3	137	-	-	-	-	-	140
Share-based payment
- share option schemes	-	-	-	9	-	-	-	9
- Performance Share Plan	-	-	-	10	-	-	-	10
Tax relating to share-based payment	-	-	-	-	-	(2)	-	(2)
Treasury/own shares re-issued	-	-	80	-	-	(80)	-	-
Share option exercises	-	-	-	-	-	45	-	45
Dividends	-	-	-	-	-	(438)	(6)	(444)
Non-controlling interests arising on acquisition	-	-	-	-	-	-	6	6
Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
At 31 December 2010	245	3,915	(199)	147	(226)	6,446	83	10,411

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 30 June		Year ended 31 December
	2011	2010	2010
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Cash flows from operating activities
Profit before tax	95	25	534
Finance costs (net)	120	129	247
Group share of associates' profit after tax	(12)	(23)	(28)
Profit on disposals	(19)	(13)	(55)
Group operating profit	184	118	698

Depreciation charge (including impairments)	369	383	786
Amortisation of intangible assets (including impairments)	21	19	131
Share-based payment expense	9	10	19
Net movement on working capital and provisions	(710)	(542)	142
Other movements	(84)	(9)	(35)
Cash generated from operations	(211)	(21)	1,741
Interest paid (including finance leases)	(128)	(142)	(283)
Decrease/(increase) in liquid investments	2	(22)	33
Corporation tax paid	(50)	(43)	(100)
Net cash (outflow)/inflow from operating activities	(387)	(228)	1,391

Cash flows from investing activities
Proceeds from business and non-current asset disposals	392	55	188
Interest received	12	11	35
Dividends received from associates	12	32	51
Purchase of property, plant and equipment	(294)	(219)	(466)
Acquisition of subsidiaries and joint ventures (net of cash acquired)	(130)	(120)	(436)
Investments in and advances to associates	-	(10)	(49)
Advances to joint ventures and purchase of trade investments	(8)	(10)	(18)
Deferred and contingent acquisition consideration paid	(11)	(16)	(27)
Decrease in finance-related receivables	-	40	115
Net cash outflow from investing activities	(27)	(237)	(607)

Cash flows from financing activities
Proceeds from exercise of share options	4	39	45
Acquisition of non-controlling interests	(3)	-	(2)
Increase in interest-bearing loans, borrowings and finance leases	257	101	566
Net cash flow arising from derivative financial instruments	(74)	81	82
Repayment of interest-bearing loans, borrowings and finance leases	(174)	(58)	(885)
Dividends paid to equity holders of the Company	(205)	(176)	(298)
Dividends paid to non-controlling interests	(5)	(5)	(6)
Net cash outflow from financing activities	(200)	(18)	(498)

(Decrease)/increase in cash and cash equivalents	(614)	(483)	286

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at beginning of period	1,730	1,372	1,372
Translation adjustment	(62)	109	72
(Decrease)/increase in cash and cash equivalents	(614)	(483)	286
Cash and cash equivalents at end of period	1,054	998	1,730

RECONCILIATION OF OPENING TO CLOSING NET DEBT

	Six months ended 30 June		Year ended 31 December
	2011	2010	2010
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m

Net debt at beginning of period	(3,473)	(3,723)	(3,723)
(Decrease)/increase in liquid investments	(2)	22	(33)
Debt in acquired companies	(11)	(3)	(37)
Increase in interest-bearing loans, borrowings and finance leases	(257)	(101)	(566)
Net cash flow arising from derivative financial instruments	74	(81)	(82)
Repayment of interest-bearing loans, borrowings and finance leases	174	58	885
(Decrease)/increase in cash and cash equivalents	(614)	(483)	286
Mark-to-market debt and derivative adjustment	(2)	1	18
Translation adjustment	169	(452)	(221)
Net debt at end of period	(3,942)	(4,762)	(3,473)

SUPPLEMENTARY INFORMATION
Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1	Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group’s accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements in respect of the year ended 31 December 2010.

The results include the proportionate consolidation of joint ventures in the Group’s condensed consolidated interim financial statements, while the Group’s share of associates’ profit after tax is included as a single line item in arriving at Group profit before tax.

The accounting policies and methods of computation employed in the preparation of the condensed consolidated interim financial statements are the same as those employed in the preparation of the most recent annual consolidated financial statements in respect of the year ended 31 December 2010.

Impairment

The Group performed a review of indicators of impairment relating to goodwill during the period. No impairment charge arose from this review.

The carrying value of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment charges of €7 million have been recorded across a number of business units in Europe Products in the six months ended 30 June 2011 (H1 2010: €nil million).

In addition, an impairment charge of €11 million relating to associates has been included in the Group’s reported €12 million share of associates’ profit after tax, bringing total impairment charges for the first half of 2011 to €18 million (H1 2010: €nil million).

Going Concern

The Directors have a reasonable expectation that CRH plc (the Company), and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report. For this reason, they continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements.

2	Translation of Foreign Currencies

The financial information in this report is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. The principal rates used for translation of results and balance sheets into euro were:

	Average			Period ended
	Six months ended 30 June		Year ended 31 December	30 June		31 December
euro 1 =	2011	2010	2010	2011	2010	2010
US Dollar	1.4038	1.3268	1.3257	1.4453	1.2271	1.3362
Canadian Dollar	1.3710	1.3719	1.3651	1.3951	1.2890	1.3322
Swiss Franc	1.2696	1.4359	1.3803	1.2071	1.3283	1.2504
Pound Sterling	0.8682	0.8700	0.8578	0.9025	0.8175	0.8608
Polish Zloty	3.9527	4.0020	3.9947	3.9903	4.1470	3.9750
Ukrainian Hryvnya	11.192	10.5786	10.5478	11.5548	9.6813	10.5676
Turkish Lira	2.2091	2.0213	1.9965	2.3500	1.9400	2.0694
Argentine Peso	5.6898	5.1356	5.1898	5.9389	4.8142	5.2744
Indian Rupee	63.1718	60.7337	60.5878	64.5620	56.9930	59.7580
Chinese Renminbi	9.1785	9.0567	8.9712	9.3416	8.3215	8.8220

3	Key Components of Performance for the First Half of 2011

€ million	Revenue	EBITDA*	Operating profit	Profit on disposals	Finance costs	Assoc. PAT	Pre-tax profit

H1 2010 as reported	7,658	520	118	13	(129)	23	25
Exchange effects	(91)	-	9	(1)	5	-	13
H1 2010 at H1 2011 rates	7,567	520	127	12	(124)	23	38
Incremental impact in 2011 of:
- 2010/2011 acquisitions	389	33	19	-	(4)	-	15
- 2010/2011 divestments	(174)	(4)	4	9	2	-	15
- Restructuring costs (i)	-	15	15	-	-	-	15
- Impairment costs (i)	-	-	(7)	-	-	(11)	(18)
- Ongoing operations	384	10	26	(2)	6	-	30
H1 2011	8,166	574	184	19	(120)	12	95
% change v. H1 2010	+7%	+10%	+56%				+280%

(i)
Restructuring costs amounted to €16 million in 2011 (H1 2010: €31 million), resulting in an incremental credit in 2011 of €15 million. Total impairment charges for the first half of 2011 were €18 million (H1 2010: € nil million).

*	EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

4	Segmental Analysis of Revenue, EBITDA*, Operating Profit and Total Assets

	Six months ended 30 June - Unaudited				Year ended 31 December - Audited
	2011		2010		2010
	€ m	%	€ m	%	€ m	%
Revenue
Europe Materials	1,337	16.4	1,223	16.0	2,665	15.5
Europe Products	1,408	17.2	1,398	18.2	2,817	16.4
Europe Distribution	2,081	25.5	1,646	21.5	3,566	20.8
Americas Materials	1,546	18.9	1,545	20.2	4,417	25.7
Americas Products	1,208	14.8	1,300	17.0	2,469	14.4
Americas Distribution	586	7.2	546	7.1	1,239	7.2
	8,166	100	7,658	100	17,173	100

Share of joint ventures	359		511		1,061
EBITDA*
Europe Materials	149	26.0	152	29.2	423	26.2
Europe Products	125	21.7	107	20.6	198	12.3
Europe Distribution	129	22.5	83	16.0	214	13.3
Americas Materials	59	10.3	75	14.4	566	35.0
Americas Products	97	16.9	89	17.1	154	9.5
Americas Distribution	15	2.6	14	2.7	60	3.7
	574	100	520	100	1,615	100

Share of joint ventures	52		56		128
Depreciation and amortisation (including impairments)
Europe Materials	86		84		172
Europe Products	65		67		187
Europe Distribution	36		31		79
Americas Materials	132		138		278
Americas Products	61		70		178
Americas Distribution	10		12		23
	390		402		917

Share of joint ventures	27		30		60
Operating profit
Europe Materials	63	34.2	68	57.6	251	36.0
Europe Products	60	32.6	40	33.9	11	1.6
Europe Distribution	93	50.6	52	44.1	135	19.3
Americas Materials	(73)	(39.7)	(63)	(53.4)	288	41.2
Americas Products	36	19.6	19	16.1	(24)	(3.4)
Americas Distribution	5	2.7	2	1.7	37	5.3
	184	100	118	100	698	100

Share of joint ventures	25		26		68
Profit on disposals
Europe Materials	-		2		4
Europe Products	12		-		13
Europe Distribution	1		6		21
Americas Materials	6		4		17
Americas Products	-		1		-
Americas Distribution	-		-		-
	19		13		55

Share of joint ventures	1		1		1

*	EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

Six months ended 30 June - Unaudited					Year ended 31 December - Audited
	2011		2010		2010
	€ m	%	€ m	%	€ m	%
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 19)	184		118		698
Profit on disposals	19		13		55
Profit before finance costs	203		131		753
Finance costs (net)	(120)		(129)		(247)
Group share of associates’ profit after tax	12		23		28
Profit before tax	95		25		534

Total assets
Europe Materials	4,536	25.2	4,491	23.0	4,403	24.7
Europe Products	2,578	14.3	3,039	15.5	2,735	15.4
Europe Distribution	2,438	13.5	2,138	10.9	2,233	12.5
Americas Materials	5,508	30.6	6,414	32.8	5,495	30.9
Americas Products	2,261	12.5	2,668	13.7	2,279	12.8
Americas Distribution	707	3.9	805	4.1	658	3.7
	18,028	100	19,555	100	17,803	100

Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:

As above	18,028		19,555		17,803
Investments	857		1,028		1,037
Other financial assets	160		151		149
Derivative financial instruments, current and non-current assets	163		290		208
Deferred and current income tax assets	462		491		497
Liquid investments	33		99		37
Cash and cash equivalents	1,054		998		1,730
Total assets	20,757		22,612		21,461

The basis of segmentation and the basis of measurement of segment profits or losses are described in Note 1 to the 2010 Annual Report. There have been no changes to either basis during the six months ended 30 June 2011. Inter-segment revenue is not material.

5  Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations with activity in some markets reduced significantly in winter due to inclement weather. As shown in the tables on page 19, the Group’s operations exhibit a high degree of seasonality; for example, first-half EBITDA* in the 2010 financial year accounted for 32% of the EBITDA* reported for the full year in the 2010 Annual Report.

*	EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax.

6	Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:
	Six months ended 30 June		Year ended 31 December
	2011	2010	2010
	Unaudited	Unaudited dd	Audited
	€ m	€ m	€ m
Profit for the financial period	78	20	439
Profit attributable to non-controlling interests	(2)	(2)	(7)
Numerator for basic and diluted earnings per Ordinary share	76	18	432
Amortisation of intangible assets (including impairments)	21	19	131
Impairment of financial assets	11	-	22
Depreciation charge (including impairments)	369	383	786
Numerator for cash earnings per Ordinary Share (i)	477	420	1,371

	Millions of	Millions of	Millions of
Denominator for basic earnings per Ordinary Share	Shares	Shares	Shares
Weighted average number of Ordinary Shares in issue	711.2	701.1	704.6
Effect of dilutive potential Ordinary Shares (share options)	0.8	1.9	1.0
Denominator for diluted earnings per Ordinary Share	712.0	703.0	705.6

Earnings per Ordinary Share	€ cent	€ cent	€ cent
- basic	10.7	2.6	61.3
- diluted	10.7	2.6	61.2
Cash earnings per Ordinary Share (i)	67.1	59.9	194.6

(i)     Cash earnings per Ordinary Share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company’s ability to generate cash from operations.

7	Net Debt
		As at 30 June		As at 31 December
		2011	2010	2010
		Unaudited	Unaudited	Audited
Net debt		€ m	€ m	€ m
Non-current assets	Derivative financial instruments	132	285	194
Current assets	Derivative financial instruments	31	5	14
	Liquid investments	33	99	37
	Cash and cash equivalents	1,054	998	1,730
Non-current liabilities	Interest-bearing loans and borrowings	(4,269)	(5,631)	(4,695)
	Derivative financial instruments	(57)	(17)	(33)
Current liabilities	Interest-bearing loans and borrowings	(851)	(461)	(666)
	Derivative financial instruments	(15)	(40)	(54)
Total net debt		(3,942)	(4,762)	(3,473)
Group share of joint ventures’ net debt included above		(109)	(139)	(93)

Gross debt, net of derivatives, matures as follows:
Within one year		835	496	706
Between one and two years		192	1,364	341
Between two and three years		1,310	144	576
Between three and four years		460	1,333	911
Between four and five years		312	491	365
After five years		1,920	2,031	2,341
		5,029	5,859	5,240

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	As at 30 June		As at 31 December
	2011	2010	2010
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Within one year	715	425	366
Between one and two years	254	710	781
Between two and five years	52	379	197
After five years	25	34	36
	1,046	1,548	1,380

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the agreements.

The financial covenants are:

(1)
Minimum interest cover (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 30 June 2011, the ratio was 7.6 times (June 2010: 7.3 times).

(2)
Minimum interest cover (excluding share of joint ventures) defined as PBITDA plus rentals/net interest plus rentals (all as defined in the relevant agreement) cover at no lower than 3.0 times. As at 30 June 2011, the ratio was 3.8 times (June 2010: 4.2 times).

(3)
Maximum debt cover (excluding share of joint ventures) defined as consolidated total net debt/PBITDA (all as defined in the relevant agreement) cover (taking into account pro-forma adjustments for acquisitions and disposals) at no higher than 3.5 times. As at 30 June 2011, the ratio was 2.4 times (June 2010: 2.7 times).

Recent Bank Funding

Since the end of June, the Group completed a new €1.5 billion syndicated 5-year facility with 13 major international banks, and cancelled €0.6 billion of shorter dated bank facilities. These changes would have increased the undrawn committed bank facilities to €1.9 billion at end-June 2011.

These changes also removed the financial covenants listed above other than the PBITDA/net interest covenant as set out in (1).

8	Finance Costs (net)

	Six months ended 30 June		Year ended 31 December
	2011	2010	2010
	Unaudited	Unaudited	Audited
Net finance costs for the financial period were as follows:	€ m	€ m	€ m
Net Group finance costs on interest-bearing cash and cash equivalents, loans and borrowings	106	113	237
Net pension-related finance cost	2	6	10
Charge to unwind discount on provisions/deferred consideration	10	11	19
Net charge/(credit) re change in fair value of derivatives	2	(1)	(19)
Total net finance costs	120	129	247
Group share of joint ventures’ net finance costs included above	3	3	7

9	Taxation

The taxation expense for the interim period is an estimate based on the current expected full year tax rate.

10	Summarised Cash Flow

	Six months ended 30 June		Year ended 31 December
	2011	2010	2010
	Unaudited	Unaudited	Audited
Inflows	€ m	€ m	€ m
Profit before tax	95	25	534
Depreciation (including impairments)	369	383	786
Amortisation of intangibles (including impairments)	21	19	131
Working capital inflow	-	-	256
	485	427	1,707

Outflows
Working capital outflow	(706)	(503)	-
Tax paid	(50)	(43)	(100)
Dividends	(312)	(307)	(438)
Capital expenditure	(294)	(219)	(466)
Other	(101)	(8)	(38)
	(1,463)	(1,080)	(1,042)

Operating cash (outflow)/inflow	(978)	(653)	665

Acquisitions and investments	(163)	(159)	(567)
Proceeds from disposals	392	55	188
Share issues (net)	111	170	185
Translation	169	(452)	(221)
(Increase)/decrease in net debt	(469)	(1,039)	250

11	Acquisitions

The principal acquisitions completed during the period ended 30 June 2011 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Materials: Portugal: Lafarge Portugal aggregates and readymixed concrete business (49%, 30 June); Ukraine: Lviv Beton (23 May).

Europe Products: Australia: Unicon (18 March); Belgium: Juma (25 February); the Netherlands: Hylas (30 March).

Europe Distribution: Belgium: Sani Perfect (75%, 28 January); France: Ploton (45%, 1 February).

Americas Materials: Michigan: National Asphalt Products (50%, 4 May); Mississippi: JJ Ferguson (15 February); New Hampshire: Columbia Sand & Gravel (27 May); New Mexico: readymixed concrete and sand & gravel assets of Sky Ute (15 April, also Colorado); Ohio: Sidwell reserves (18 January); Texas: assets of Austin Reclaimed Materials & Shumaker Enterprises (4 February); Ironhorse Concrete (3 June); Utah: Marriott reserves (4 February); Virginia: Piedmont JV (50%, 8 April) and Southside Materials JV (50%, 29 April).

Americas Products: Québec: Transpavé (3 May); Florida: Duratek Precast Structures (13 April).

Americas Distribution: Michigan: Astro Building Products (22 June); Texas: Austin Acoustical Materials (24 June).

The following table analyses the 21 acquisitions (2010: 13 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June
Reportable segments	Number of acquisitions		Goodwill		Consideration
	2011	2010	2011	2010	2011	2010
			€ m	€ m	€ m	€ m
Europe Materials	2	4	14	1	35	13
Europe Products	3	-	4	-	9	-
Europe Distribution	2	-	-	-	2	-
Americas Materials	10	9	16	9	98	116
Americas Products	2	-	5	-	24	-
Americas Distribution	2	-	2	-	4	-
Group totals	21	13	41	10	172	129

 The identifiable net assets acquired, including adjustments to provisional fair values, was as follows:
	Six months ended 30 June		Year ended 31 December
	2011	2010	2010
	Unaudited	Unaudited	Audited
Assets	€ m	€ m	€ m
Non-current assets
Property, plant and equipment	119	114	321
Intangible assets	3	-	45
Investments in associates	-	-	4
Other financial assets	-	-	2
Deferred income tax assets	-	-	1
Total non-current assets	122	114	373
Current assets
Inventories	12	9	92
Trade and other receivables (i)	23	9	80
Cash and cash equivalents	3	-	33
Total current assets	38	18	205

Liabilities
Non-current liabilities
Deferred income tax liabilities	(3)	-	(29)
Retirement benefit obligations	-	-	(3)
Provisions for liabilities (stated at net present cost)	-	-	(6)
Non-current interest-bearing loans and borrowings and finance leases	(11)	(2)	(10)
Total non-current liabilities	(14)	(2)	(48)

Current liabilities
Trade and other payables	(14)	(4)	(64)
Current income tax liabilities	-	-	(6)
Provisions for liabilities (stated at net present cost)	-	-	(1)
Current interest-bearing loans and borrowings and finance leases	-	(1)	(27)
Total current liabilities	(14)	(5)	(98)

Total identifiable net assets at fair value	132	125	432
Goodwill arising on acquisition (ii)	46	4	82
Excess of fair value of identifiable net assets over consideration paid	(2)	-	-
Non-controlling interests	-	-	(6)
Total consideration	176	129	508

Consideration satisfied by
Cash payments	133	120	469
Deferred consideration (stated at net present cost)	30	9	26
Contingent consideration (iii)	13	-	(3)
	176	129	492
Profit on step acquisition	-	-	16
Total consideration	176	129	508

Net cash outflow arising on acquisition
Cash consideration	133	120	469
Less: cash and cash equivalents acquired	(3)	-	(33)
Total	130	120	436

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3) will be subject to subsequent disclosure.

(i)
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €25 million (June 2010: €12 million). The fair value of these receivables is €23 million (all of which is expected to be recoverable) (June 2010: €9 million) and is inclusive of an aggregate allowance for impairment of €2 million (June 2010: €3 million).

(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing Group entities which do not qualify for separate recognition as intangible assets. €37 million of the goodwill recognised in respect of acquisitions completed in 2011 is expected to be deductible for tax purposes (June 2010: €4 million).

(iii)
The fair value of contingent consideration is arrived at through discounting the expected payment (based on scenario modelling) to present value at the respective acquisition dates. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. On an undiscounted basis, the corresponding future payments for which the Group may be liable range from €nil million to a maximum of €26 million.

Acquisition-related costs
Acquisition-related costs amounting to €1 million (H1 2010: €1 million) have been included in operating costs in the Condensed Consolidated Income Statement.

Contingent liabilities
No contingent liabilities were recognised on the acquisitions completed during the financial period or the prior financial periods.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values	Fair value adjustments	Adjustments to provisional fair values	Fair value
	€ m	€ m	€ m	€ m
Non-current assets	102	22	(2)	122
Current assets	35	1	2	38
Non-current liabilities	(11)	(4)	1	(14)
Current liabilities	(14)	-	-	(14)
Identifiable net assets acquired	112	19	1	132
Goodwill arising on acquisition	60	(19)	3	44
Total consideration	172	-	4	176

The post-acquisition impact of acquisitions completed during the period on Group profit for the financial period was not material. The revenue and profit of the Group determined in accordance with IFRS for the period ended 30 June 2011 would not have been materially different than reported on page 10 if the acquisition date for all business combinations completed during the period had been as of the beginning of that period.

None of the acquisitions completed during the financial period or subsequent to the balance sheet date was individually material to the Group, thereby requiring separate disclosure under either IFRS 3 Business Combinations or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

12	Disposals

The following table provides an analysis of the proceeds and related profit on disposals for the six months ended 30 June 2011 and 30 June 2010:

Disposal of subsidiaries and joint ventures (i)	Disposal of associates (ii)	Disposal of other non-current assets	Total
2011	2010	2011	2010	2011	2010	2011	2010
€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Proceeds (net of disposal costs)	228	-	128	-	36	55	392	55
Profit	9	-	-	-	10	13	19	13

(i)	This relates principally to the previously-announced disposal of the Insulation and Climate Control businesses in Europe Products.

(ii)	This relates to the disposal of our 35% associate investment in the Trialis distribution business in France.

13 Retirement Benefit Obligations

As disclosed in the Annual Report for the year ended 31 December 2010, the Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the six-month period.

Other than the following changes in the discount rates, the financial assumptions employed in the valuation of scheme assets and liabilities are largely unchanged from those disclosed in the 2010 Annual Report:

	Six months ended 30 June		Year ended 31 December
	2011	2010	2010
	Unaudited	Unaudited	Audited
	%	%	%
Eurozone	5.65	5.20	5.45
Britain and Northern Ireland	5.50	5.40	5.30
Switzerland	2.85	2.80	2.85
United States	5.45	5.10	5.40

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June - Unaudited
	Assets		Liabilities		Net deficit
	2011	2010	2011	2010	2011	2010
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	1,815	1,605	(2,289)	(2,059)	(474)	(454)
Translation adjustment	(13)	114	21	(148)	8	(34)
Disposals	-	(3)	-	4	-	1
Employer contributions paid	82	29	-	-	82	29
Employee contributions paid	7	7	(7)	(7)	-	-
Benefit payments	(48)	(60)	48	60	-	-
Actual return on scheme assets	20	9	-	-	20	9
Current service cost	-	-	(23)	(22)	(23)	(22)
Interest cost on scheme liabilities	-	-	(52)	(53)	(52)	(53)
Actuarial gain/(loss) arising on:
- experience variations	-	-	(1)	1	(1)	1
- changes in assumptions	-	-	43	(196)	43	(196)
Settlement/curtailment	-	-	19	2	19	2
At 30 June	1,863	1,701	(2,241)	(2,418)	(378)	(717)
Related deferred tax asset					78	160
Net pension liability					(300)	(557)

14 Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2010 Annual Report that could have a material impact on the financial position or performance of the Group in the first six months of 2011.

15	Events after the Balance Sheet Date

Since 30 June 2011, the Arbitral Tribunal in Paris (functioning under the Rules of Arbitration of the International Chamber of Commerce) has concluded that the exercise of a call option for the purchase of CRH’s 49% shareholding in Secil by Semapa (SGPS, S.A.) is valid. The parties are now obliged to complete the sale and purchase of CRH’s shareholding in Secil at an equity price of €574 million within 180 business days.

CRH acquired a 49% shareholding with joint management control in Secil in June 2004 for an equity consideration of €329 million plus share of net debt at acquisition of approximately €100 million.
Secil is proportionately consolidated in CRH’s financial statements.

There have been no material events subsequent to the end of the interim period (30 June 2011) which would require further disclosure in this report.

16	Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company’s auditors. Full statutory accounts for the year ended 31 December 2010 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

17	Other

		Six months ended 30 June		Year ended 31 December
		2011	2010	2010
		Unaudited	Unaudited	Audited
EBITDA* interest cover (times)	- six months to 30 June	4.8	4.0	-
	- rolling 12 months	7.0	6.5	6.5
EBIT** interest cover (times)	- six months to 30 June	1.5	0.9	-
	- rolling 12 months	3.2	3.2	2.8
Net dividend paid per share (euro cent)		44.0c	44.0c	62.5c
Net dividend declared for the period (euro cent)		18.5c	18.5c	62.5c
Dividend cover (Earnings per share/Dividend declared per share)		0.6x	0.1x	1.0x
		€ m	€ m	€ m
Market capitalisation at period-end		10,940	12,135	10,992
Total equity at period-end		9,891	10,299	10,411
Net debt		3,942	4,762	3,473
Net debt as a percentage of market capitalisation		36%	39%	32%
Net debt as a percentage of total equity		40%	46%	33%
Commitments to purchase property, plant and equipment:
- Contracted for but not provided in the financial statements		332	338	305

*	EBITDA = earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax
**	EBIT = earnings before interest, tax, profits on disposals and the Group’s share of associates’ profit after tax

18	Board Approval

This interim report was approved by the Board of Directors of CRH plc on 15 August 2011.

19	Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office. Details of the Scrip Dividend Offer in respect of the interim 2011 dividend will be posted to shareholders on Thursday, 8 September 2011.

PRINCIPAL RISKS AND UNCERTAINTIES

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. The principal risks and uncertainties, which reflect the international scope of the Group’s operations and the Group’s decentralised organisational structure are as follows:

Economic, strategic and operational

•
CRH operates in cyclical industries which are influenced by global and national economic circumstances and the level of construction activity. Severe weather can reduce construction activity and lead to a decrease in demand for the Group’s products in areas affected by adverse weather conditions. Financial performance is also impacted by government funding programmes (largely for infrastructure) and volatility in fuel and other commodity/raw material prices. The adequacy and timeliness of management response to unfavourable events (including, in particular, changes in volumes and prices) is critical.

•
As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing, economic, social and political conditions. Changes in these conditions or in the governmental and regulatory requirements in any of the countries in which CRH operates, and in particular in developing markets, may adversely affect CRH's business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities amongst other matters.

•
CRH faces strong volume and price competition across its activities. Given the commodity nature of many of its products, market share, and thus financial performance, will decline if CRH fails to compete successfully.

•	Existing products may be replaced by substitute products which CRH does not produce or distribute leading to losses in market share and constraints on financial performance.

•
Growth through acquisition is a key element of CRH’s strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

•
CRH does not have a controlling interest in certain of the businesses (i.e. associates and joint ventures) in which it has invested and may invest; these arrangements may require greater management of more complex business partner relationships. In addition, CRH is subject to various restrictions as a result of non-controlling interests in certain of its subsidiaries.

•
Given the decentralised structure of CRH, existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to difficulties in succession planning and potentially impeding the continued realisation of the Group’s core strategy of performance and growth.

Financial and reporting

•
CRH uses financial instruments throughout its businesses thus giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH’s liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise its existing debt capacity or otherwise obtain financing for the Group’s operations.

•
CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.

•
In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

•
CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s functional and reporting currency) together with declines in the euro value of the Group’s net investments which are denominated in a wide basket of currencies other than the euro.

•	Significant under-performance in any of CRH’s major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity.

Compliance and regulatory

•
CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s reported results and financial condition.

•
CRH is subject to many laws and regulations (both local and international) throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance.

The risks and uncertainties above are the same as those disclosed in the 2010 Annual Report. As demonstrated by CRH’s proven record of superior performance and strong Total Shareholder Return, the Group management team has substantial and long experience in dealing with the impact of these risks. The mechanisms through which the principal risks and uncertainties are managed are addressed in the “Risk Management and Internal Control” section of the Corporate Governance Report as set out in the 2010 Annual Report.

RESPONSIBILITY STATEMENT

The directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

(1)
the condensed consolidated unaudited financial statements for the six months ended 30 June 2011, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2011;

(2)	the interim management report includes a fair review of:

(i)	the important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements;

(ii)	the principal risks and uncertainties for the remaining six months of the financial year;

(iii)
any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period;  and

(iv)
any changes in the related parties' transactions described in the 2010 Annual Report, that could have a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Myles Lee	Chief Executive
Maeve Carton	Finance Director

_____________________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  16 August 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director